July 23, 2024

Terrence M. Tierney
President and Chief Financial Officer
Trustfeed Corp.
10940 Wilshire Boulevard
Suite 705
Los Angeles, CA 90024

        Re: Trustfeed Corp.
            Information Statement on Schedule 14C
            Filed July 17, 2024
            File No. 000-56555
Dear Terrence M. Tierney:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Information Statement on Schedule 14C
General

1. We note your disclosure that the actions taken by written consent on July 11, 2024 are conditions to the closing of your merger agreement with Polomar Specialty Pharmacy,
       LLC. Please revise your information statement to provide the information required by
       Item 14 of Schedule 14A. Alternatively, provide a detailed legal analysis explaining why you believe you are not required to provide this information. Refer to
Item 1 of Schedule
       14C and Note A of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 23, 2024
Page 2

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Stephen E. Fox